Exhibit 4(e)

STANDARD INSURANCE COMPANY

NONQUALIFIED PLAN ENDORSEMENT

This Nonqualified Plan Endorsement is attached to and forms a part of the Contract. The Endorsement is intended to integrate the provisions of the Contract, Contract Application, Schedules, and Endorsements with the requirements for your Plan in compliance with Code Section 72. All terms defined in the Contract have the same meaning where used in this Endorsement.

In consideration of the issuance of the Contract in conjunction with your Nonqualified Plan, it is agreed as follows:

ARTICLE V, Section C, “Payment”, Subsection 2 is amended to read:

2.	All death benefit payments will be subject to the laws and regulations governing death benefits, including the following requirements of Code section 72(s).

(a)	If the Participant dies before the Annuity Commencement Date, the Participant’s entire Account Value will be paid within five years after the date of death, unless:

(i)	the Beneficiary is the Participant’s spouse, in which case the spouse will be treated as the Participant for purposes of electing the time and form of payment; or
(ii)	the Beneficiary elects to have payments distributed over the lifetime of the Beneficiary, provided that payments are not to extend beyond the Beneficiary’s life expectancy, and payments begin within one year after the date of the Participant’s death.

(b)	If the Participant dies after Annuity Payments have begun, the remaining Annuity Payments, if any, will be paid at least as rapidly as under the method of payment being used as of the date of death.